Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES OPERATIONS UPDATE

Thousand Oaks, CALIFORNIA, January 13, 2026 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an operations update on its latest wells in its Tishomingo field in Oklahoma.

BARNES WELLS

The Barnes 6-31-2H and Barnes 6-4H wells (both 100% working interest) have been on production for approximately 30 days. The 1.5 mile lateral, Barnes 6-31-2H well averaged 634 Barrels of oil equivalent per day (“BOEPD”) (529 barrels of oil per day (“BOPD”) over the last five days and had a 30-day average rate of 529 BOEPD (448 BOPD). The 1 mile lateral Barnes 6-4H well averaged 451 BOEPD (374 BOPD) over the last five days and had a 30-day average rate of 452 BOEPD (374 BOPD). The Barnes wells continue to produce high percentages of oil (~83%), much like the Lovina wells the Company drilled earlier this year.

As expected, the Barnes 6-31-2H production rate has improved since the Company’s initial press release and the Barnes 6-4H production has remained quite steady. On a comparable lateral length basis, these wells are producing at a BOEPD rate that is 22% higher than the Lovina wells were producing at the same time in their production life.

VELIN WELLS

The two 1-mile lateral Velin wells (97% working interest), which were fracture stimulated immediately prior to the Barnes wells, and started flowing back after the Barnes wells’ fracture stimulations were completed, are continuing to improve. The Velin 12-9H well averaged 283 BOEPD (198 BOPD) over the last five days and had a 30-day average rate of 257 BOEPD (187 BOPD). The Velin 12-10H well averaged 233 BOEPD (166 BOPD) over the last five days and had a 30-day average rate of 176 BOEPD (125 BOPD).

The Velin wells are still improving and continue to act differently than the typical wells in the field. There are some differences between these wells and the Company’s offsetting wells. One is that the Velin wells were shut in longer than our normal time after fracture stimulations were complete. This was due to the close proximity of all four wellbores, and as a result, the wells needed to stay shut-in while the Barnes wells were being fracture stimulated. While that is standard industry practice, it may be a contributing factor to the lower early production rates and the slower cleanup. Additionally, while the formation analysis of these wells is comparable to that of the offsetting wells, there is the presence of increased natural healed fractures and small-scale faulting, which appears unique to this location, potentially due to being adjacent to a large structural uplift.

Wolf Regener, President and CEO, commented, “It is great to see the wells improve further from our early press release and that the Barnes wells have the high oil percentage similar to the Lovina wells we drilled earlier in the year, which helps improve the Company’s netbacks. The Company’s oil production mix for the month of November was over 75% compared to the third quarter oil mix of 66%.

“We also anticipate that the high oil percentage will lead to lower decline rates, much like the Lovina wells have demonstrated, which is resulting in the strong forecasted internal rate of return (IRR) as we noted in our December 22, 2025, press release.

“The Company continues to buyback shares in the market and is planning to pay down our line of credit in the first quarter.”

CONFERENCE AND NON-DEAL ROADSHOW

Mr. Regener and Mr. Gary Johnson, CFO of the Company, will be participating in the Sidoti Virtual Investor Conference on January 21st and 22nd, 2026. More information can be found at https://www.sidoti.com/events

Mr. Regener and Mr. Johnson will also be participating in Renmark’s Virtual Non-Deal Roadshow on January 28th, 2026 at 9AM Pacific. More information can be found at https://www.renmarkfinancial.com/events.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

(e)	“Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, the potential causes of the differences in behavior between the Velin wells and the Company’s offsetting wells; anticipated improvement in netbacks; the Company’s internal estimates and forecasts regarding the Lovina wells; the Company’s expectation that high oil percentage will lead to lower decline rates; and the Company’s intention of paying down its line of credit in the first quarter of 2026. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.